Filed pursuant to Rule 424(b)(3)
SEC File No. 333-258203

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated August 5, 2021)

INNOVIZ TECHNOLOGIES LTD.

PRIMARY OFFERING OF

16,231,241 ORDINARY SHARES

SECONDARY OFFERING OF

120,898,676 ORDINARY SHARES,

7,237,209 WARRANTS TO PURCHASE ORDINARY SHARES AND

7,137,209 ORDINARY SHARES UNDERLYING WARRANTS

OF

INNOVIZ TECHNOLOGIES LTD.

This prospectus supplement updates, amends and supplements the prospectus dated August 5, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-258203). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Innoviz’s second quarter 2021 financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW,” respectively. On August 19, 2021, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $6.55 per ordinary share and $1.48 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 20, 2021.

INNOVIZ TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Revenues	$1,011	$1,008	1,849	$1,735
Cost of revenues	(1,678)	(2,078)	(3,779)	(3,536)

Gross loss	(667)	(1,070)	(1,930)	(1,801)
Operating expenses:
Research and development	$11,479	$32,088	$27,217	$48,822
Selling and marketing	1,200	15,629	2,698	17,181
General and administrative	836	23,006	1,664	24,427

Total operating expenses	13,515	70,723	31,579	90,430

Operating loss	(14,182)	(71,793)	(33,509)	(92,231)
Financial income (expenses), net	462	(709)	90	(907)

Loss before taxes on income	(13,720)	(72,502)	(33,419)	(93,138)
Taxes on income	(22)	(32)	(92)	(72)

Net loss	$(13,742)	$(72,534)	(33,511)	$(93,210)

Basic and diluted net loss per ordinary share	$(0.73)	$(0.58)	(1.80)	$(1.30)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	18,701,229	125,188,537	18,614,903	71,458,394

INNOVIZ TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2020	June 30, 2021
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,950	$156,418
Short term deposits	—	195,000
Restricted deposits	8	8
Trade receivables	2,506	604
Inventories	2,164	3,664
Prepaid expenses and other current assets	3,287	9,771

Total current assets	57,915	365,465

LONG-TERM ASSETS:
Restricted deposits	864	852
Other long-term assets	537	163
Property and equipment, net	13,245	14,053

Total long-term assets	14,646	15,068

Total assets	$72,561	$380,533

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables	$7,751	$10,961
Advances from customers and deferred revenues	1,661	1,803
Employees and payroll accruals	5,528	9,690
Accrued expenses and other current liabilities	2,854	3,941

Total current liabilities	17,794	26,395

LONG-TERM LIABILITIES:
Loan, net of current maturities	2,224	2,054
Long-term advances from customers and deferred revenues	3,473	3,473
Warrants	—	8,136

Total long-term liabilities	5,697	13,663

Convertible preferred shares	272,815	—

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary Shares of no-par value	*—	*—
Additional paid-in capital	7,658	665,088
Accumulated deficit	(231,403)	(324,613)

Total shareholders’ equity (deficit)	(223,745)	340,475

Total liabilities, convertible preferred shares and shareholders’ equity (deficit)	$72,561	$380,533

*	Represents amount lower than $1

INNOVIZ TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(13,742)	$(72,534)	(33,511)	$(93,210)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,022	673	1,533	1,325
Revaluation of Private Warrants	—	845	—	845
Share-based compensation	652	49,887	1,585	51,662
Capital gain	—	—	(6)	—
Foreign exchange loss	(659)	(244)	(215)	(56)
Increase in prepaid expenses and other assets	(1,505)	(5,283)	(734)	(5,748)
Decrease (increase) in trade receivable	(1)	813	423	507
Decrease (increase) in inventories	(262)	(552)	554	(1,500)
Increase (decrease) in trade payables	(1,065)	6,003	(2,460)	2,770
Increase (decrease) in accrued expenses and other liabilities	(2,025)	298	(1,153)	870
Increase in employees and payroll accruals	466	3,430	1,005	4,162
Increase (decrease) in advances from customers and deferred revenues	(118)	186	(61)	1,537

Net cash used in operating activities	(17,237)	(16,478)	(33,040)	(36,836)

Cash flows from investing activities:
Purchase of property and equipment	(629)	(1,417)	(2,206)	(2,133)
Investment in bank deposits, net	35,023	(195,000)	34,742	(195,000)
Decrease (Increase) in restricted deposits	—	(1)	—	1

Net cash provided (used) in investing activities	34,394	(196,418)	32,536	(197,132)
Cash flows from financing activities:
Cash received from reverse capitalization, net of Issuance cost	—	122,728	—	122,728
Issue of Ordinary shares, net of Issuance cost	—	46,843	—	217,343
Proceeds from exercise of options	114	448	178	468
Repayment of loan	(81)	(76)	(121)	(134)

Net cash provided by financing activities	33	169,943	57	340,405
Effect of exchange rate changes on cash, cash equivalents and restricted cash	641	297	207	20

Increase (decrease) in cash, cash equivalents and restricted cash	17,831	(42,656)	(240)	106,457

Cash, cash equivalents and restricted cash at beginning of the period	55,356	199,879	73,427	50,766

Cash, cash equivalents and restricted cash at end of the period	$73,187	$157,223	73,187	$157,223

INNOVIZ TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

		Three Months Ended June 30,		Six Months Ended June 30,
		2020	2021	2020	2021
		(Unaudited)		(Unaudited)
Supplementary disclosure of cash flows activities:
(1)	Cash received during the period for:
	Interest	$(79)	$(6)	(1)	$(6)

(2)	Cash paid during the period for:
	Interest	$22	$21	45	$43

	Income taxes	$19	$32	89	$69

(3)	Non-cash transactions:
	Non-marketable securities in consideration for property and equipment	$33	$—	54	$—

	Conversion of preferred shares to ordinary shares	—	272,815	—	272,815

	Issuance of shares from Receipts on Ordinary shares account	—	170,500	—	—

	Issuance cost paid in Equity	—	47,603	—	77,309

	Deferred revenue reclassification		1,395		1,395

	Deferred issuance costs	$—	$26,206	—	$—

(4)	Cash, cash equivalents and restricted cash at end of the period
	Cash and cash equivalents	$72,429	$156,418	72,429	$156,418
	Short-term restricted deposits	8	8	8	8
	Restricted deposits	750	797	750	797

		$73,187	$157,223	73,187	$157,223

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